[WF&G Letterhead]

May 9, 2008

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Re:	RenaissanceRe Holdings Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 001-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2007, filed February 22, 2008 (the “Form 10-K”), and contained in the letter, dated April 29, 2008 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the Form 10-K.

* * * * *

Securities and Exchange Commission

May 9, 2008

Form 10-K for the year ended December 31, 2007

General

1.	The file number on the cover page of your document does not agree with the file number, 001-14428, used in the EDGAR system.

Response: Your comment is noted and in future filings the Company will reference the file number (001-14428).

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Claims and Claim Expenses, page 114

2.	Your disclosure here as well as in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

Response: Your comment is noted and in future applicable filings the Company will either remove any reference to the external actuarial firm used in connection with the review of the Company’s reserve balances, or it will identify the name of the actuarial firm and name them as an expert.

Item 9A.	Controls and Procedures, page 133

3.	Your conclusion on the effectiveness of disclosure controls and procedures is subject to the limitations on the effectiveness of controls discussed in the previous paragraph. Please explain to us why your conclusion subject to the limitations noted is appropriate under Item 307 of Regulation S-K.

Response: Your comment is noted and in future applicable filings the Company will remove the “subject to the limitations noted above” language from the conclusion referenced above. Below is the form of “Evaluation” paragraph the Company currently anticipates using in future applicable filings:

“Evaluation: An evaluation was performed under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Based upon that evaluation, the Company’s management, including our Chief Executive Officer and Chief Financial Officer, concluded, that at [            ], 20[     ], the Company’s disclosure controls and procedures were effective at the reasonable assurance level in ensuring that

Securities and Exchange Commission

May 9, 2008

information required to be disclosed in Company reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. There has been no change in the Company’s internal control over financial reporting during the quarter ended [            ], 20[    ] that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

May 9, 2008

Should you have any questions concerning this letter please call the undersigned at (212) 728-8736.

Very truly yours,

/s/ Robert B. Stebbins
Robert B. Stebbins

cc:	Dana Hartz
Donald Abbott
Fred R. Donner
Mark A. Wilcox
Stephen H. Weinstein, Esq.